Exhibit 99.2
Harvard Business Review Analytic Services
UserTesting, Inc.
144 Townsend Street
San Francisco, California 94107
UserTesting, Inc. (the “Company”) has requested that Harvard Business Review Analytic Services (“HBR”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:
1.HBR consents to the use and reference to Harvard Business Review Analytic Services’s name and to the report entitled “Emphasizing Empathy as a Cornerstone of the Customer Experience” dated October 2021.
2.HBR consents to the use by the Company of the research data and citation substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, HBR represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

Sincerely,

Harvard Business Review Analytic Services

By:	/s/ Samantha Barry

Name:	Samantha Barry

Title:	Associate Director

Date:	10/4/2021

Exhibit A
“According to an October 2021 Harvard Business Review Analytic Services study commissioned by us, 86% of business respondents agree that they need to share customer experience insights more widely throughout their organizations.”
•Elana Varon, Anthony Baldo. “Emphasizing Empathy as a Cornerstone of the Customer Experience,” Harvard Business Review Analytic Services, October 2021 (UserTesting commissioned);